Exhibit 99.1

AKUMIN PROVIDES BI-WEEKLY MCTO STATUS UPDATE

Plantation, FL — October 12, 2021 — Akumin Inc. (NASDAQ/TSX: AKU) (“Akumin”) is providing this update on the status of the management cease trade order granted by the Ontario Securities Commission (the “OSC”), as principal regulator of Akumin, on August 20, 2021 (the “MCTO”) under National Policy 12-203 – Management Cease Trader Orders (“NP 12-203”). The MCTO was granted following Akumin’s application to the OSC once it was determined it was not in a position to file its interim financial report for the quarter ended June 30, 2021 along with the related management’s discussion and analysis and CEO and CFO certificates (collectively, the “Required Reports”) by the reporting deadline of August 16, 2021, as initially announced on August 15, 2021 (the “Default Announcement”). The management cease trade order prevents the officers and/or directors named in the order from trading in Akumin’s securities but does not affect the ability of other shareholders, including the public, to trade in securities of Akumin.

For the period ended June 30, 2021, in conjunction with performing its period-end review of accounts receivable and performing additional review of historical collection rates using its enhanced reporting and analytics tools, Akumin identified issues in the recording of write-offs and cash collections on acquired accounts receivable balances impacting current and prior periods. In addition, during the review the Company noted that estimates of historical implicit price concessions and expected collection rates were not reflective of the actual cash collections which were occurring and Akumin has determined that a material change to historical implicit price concessions recorded as at January 1, 2019, December 31, 2019 and December 31, 2020 is required. Under ASC 250, Accounting Changes and Error Corrections, this change is considered an error for accounting purposes and thus a restatement of (i) Akumin’s annual financial statements for the period ended December 31, 2020 and December 31, 2019, and (ii) Akumin’s interim financial statements for the period ended March 31, 2021, in each case together with their related management’s discussion and analysis (collectively, the “Restated Filings”), will be required, which Restated Filings will also account for certain adjustments for the tax impact of these changes, previously uncorrected immaterial misstatements, and other items impacted by the correction of the error. Although the quantum of the adjustments is still being finalized, it is currently expected that the changes in the Restated Filings will result in an accounts receivable balance as at June 30, 2021 of between $65.0 million and $70.0 million as compared to Akumin’s previously reported March 31, 2021 accounts receivable balance of $95.9 million.

In addition to the foregoing, while integrating the accounting policies and procedures of Akumin and Alliance HealthCare Services Inc. (“Alliance”) in connection with Akumin’s acquisition of Alliance on September 1, 2021, Akumin has identified certain differences in recording the capitalization, as opposed to the repair and maintenance expense, of components that are replaced when equipment is repaired. As Akumin remains in the process of finalizing the Required Reports and Restated Filings, Akumin also intends to reflect any further adjustments resulting from the review of the accounting treatment of these components prior to being in a position to file the Required Reports and Restated Filings, which work remains ongoing. Although Akumin’s review of the impact of these changes remains preliminary, any adjustments related to such review would be expected to be reflected as an adjustment to the net book value of property and equipment and additional repairs and maintenance costs which are included in operating expenses (any such adjustments, “Capitalization Adjustments”).

Riadh Zine, Akumin’s Chairman and Co-CEO, said, “Akumin is conducting a robust review process relating to its financial results which is taking more time than originally envisioned in light of the recent acquisition of Alliance HealthCare Services that was completed on September 1, 2021. Notwithstanding the delay in filing our financial statements, we remain confident and excited about the fundamentals of the combined business and thank our various stakeholders for their patience.”

Added President and Co-CEO Rhonda Longmore-Grund, “Our leadership team is working very hard to complete this review in an expeditious manner and is focused on ensuring we are delivering excellence across the organization as we integrate the company, with continued focus on consistent and robust internal controls and policy applications.”

Akumin is continuing to work to complete the preparation of the analysis to conclude and facilitate the review of the Required Reports and the Restated Filings and expects to complete the remaining steps in order to file the Required Reports and refile the Restated Filings at the earliest possible date; however, given the additional review and analysis required to finalize the impact, if any, of the Capitalization Adjustments on the Required Reports and Restated Filings, Akumin no longer expects to be able to file the Required Reports and Restated Filings by October 15, 2021. Although the timing of such filings remains to be determined in connection with the completion of such additional analysis, Akumin anticipates filing the Required Reports and Restated Filings prior to November 15, 2021, being the filing deadline for its Q3 interim financial statements and its business acquisition report related to the Alliance acquisition.

Akumin confirms that since the date of the Default Announcement, other than as described above: (i) there has been no material change to the information set out in the Default Announcement that has not been generally disclosed; (ii) there has been no failure by Akumin in fulfilling its stated intentions with respect to satisfying the provisions of the alternative information guidelines set out in NP 12-203; (iii) there has not been any other specified default by Akumin under NP 12-203; and (iv) there is no other material information concerning the affairs of Akumin that has not been generally disclosed.

Akumin confirms that it will continue to satisfy the provisions of the alternative information guidelines under NP 12-203 by issuing bi-weekly default status reports in the form of news releases for so long as it remains in default of the above-noted filing requirements and the MCTO continues to apply.

About Akumin Inc.

Akumin is a national partner of choice for U.S. hospitals, health systems and physician groups, with comprehensive solutions addressing outsourced radiology and oncology service line needs. With the acquisition of Alliance HealthCare Services, Akumin now provides (1) freestanding, fixed-site outpatient diagnostic imaging services through a network of more than 170 owned and/or operated independent imaging centers located in 11 states; and (2) outpatient radiology and oncology solutions to more than 1,000 hospitals and health systems in 46 states. By combining clinical and operational expertise with the latest advances in technology and information systems, Akumin and its ~4,000 Team Members facilitate more efficient and effective diagnosis and treatment for patients and their providers in 46 states. Akumin’s imaging procedures include MRI, CT, positron emission tomography (PET and PET/CT), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures; our cancer care services include a full suite of radiation therapy and related offerings. For more information, visit www.akumin.com and www.alliancehealthcareservices-us.com.

For more information relating this press release, please contact:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com

Forward Looking Information

Certain statements contained in this press release may constitute forward-looking information. These statements relate to future events or future performance. The use of any of the words “could”, “intend”, “expect”, “believe”, “will”, “projected”, “estimated”, “proposed” and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on Akumin’s current belief or assumptions as to the outcome and timing of such future events. In particular, this release contains forward-looking information relating to the anticipated filing of the Required Reports and Restated Filings, the impact of certain adjustments on the Required Reports and Restated Filings and Akumin’s intentions to continue to satisfy the provisions of the alternative information guidelines under NP 12-203. Such forward-looking information are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements, including, but not limited to, the risks described in greater detail in the “Risk Factors” section of Akumin’s Annual Information Form dated March 31, 2021, which is available at www.sedar.com and www.sec.gov. These risks are not intended to represent a complete list of the risks that could affect Akumin; however, these risks should be considered carefully. Further, various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to Akumin. The forward-looking information contained in this release is made as of the date hereof and Akumin is not obligated to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on forward-looking information. The foregoing statements expressly qualify any forward-looking information contained herein.

The TSX has not in any way passed upon the merits of and has neither approved nor disapproved the contents of this news release.

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